UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C.  20549

                                     SCHEDULE 13D

                      Under the Securities Exchange Act of 1934
                                (Amendment No. 5)*

                              The Cosmetic Center, Inc.
                                   (Name of Issuer)

                   CLASS B COMMON STOCK, PAR VALUE $.01 PER SHARE
                            (Title of Class of Securities)

                                     221232-10-1
                                    (CUSIP Number)
                     BRUCE STROHL, SENIOR VICE PRESIDENT - FINANCE
                               THE COSMETIC CENTER, INC.
                       8839 GREENWOOD PLACE, SAVAGE, MD 20763
                         (Name, Address and Telephone Number
                           of Person Authorized to Receive
                             Notices and Communications)

                                    APRIL 25, 1997
                        (Date of Event which Requires Filing
                                  of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 221234206                                    Page 2  of 9   Pages


           1.  Name of Reporting Person
               S.S. or  I.R.S. Identification No.  of Above  Person

               Susan K. Magenheim
               ###-##-####

           2.  Check  the  Appropriate Box  if  a  Member  of  a Group*
               a.   [  ]      b.  [X]



           3.  SEC Use Only


           4.  Source of Funds*


           5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

               N/A

           6.  Citizenship or Place of Organization

               U.S.A.


   Number of                   7.  Sole Voting Power  0
Shares Beneficially
    Owned by                   8.  Shared Voting Power --
 Each Reporting
  Person With                  9.  Sole Dispositive Power 0

                              10.  Shared Dispositive Power --



          11.  Aggregate  Amount   Beneficially  Owned  by  Each   Reporting
               Person

               0

          12.  Check Box if the Aggregate Amount  in Row (11) Excludes Certain
               Shares*   [   ]



          13.  Percent of Class Represented by Amount in Row (11)

               0

          14.  Type of Reporting Person*

               IN


                     * SEE INSTRUCTIONS BEFORE FILLING OUT!
               INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO
              ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND
                           THE SIGNATURE ATTESTATION.

CUSIP No. 221234206                                  Page 3  of 9   Pages



           1.  Name of Reporting Person
               S.S. or  I.R.S. Identification No.  of Above  Person

               Anita J. Weinstein
               ###-##-####

           2.  Check  the  Appropriate Box  if  a  Member  of  a Group*
               a.   [  ]      b.  [XX]


           3.  SEC Use Only


           4.  Source of Funds*


           5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
               N/A


           6.  Citizenship or Place of Organization

               U.S.A.


   Number of                   7.  Sole Voting Power  0
Shares Beneficially
    Owned by                   8.  Shared Voting Power --
 Each Reporting
  Person With                  9.  Sole Dispositive Power 0

                              10.  Shared Dispositive Power --



          11.  Aggregate  Amount   Beneficially  Owned  by  Each   Reporting
               Person

               0

          12.  Check Box if the Aggregate Amount  in Row (11) Excludes Certain
               Shares*   [ ]


          13.  Percent of Class Represented by Amount in Row (11)

               0

          14.  Type of Reporting Person*

               IN


                     * SEE INSTRUCTIONS BEFORE FILLING OUT!
               INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO
              ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND
                           THE SIGNATURE ATTESTATION.

CUSIP No. 221234206                                  Page  4  of  9  Pages



           1.  Name of Reporting Person:
               S.S. or  I.R.S. Identification No.  of Above  Person

               Michele S. Weinstein
               ###-##-####

           2.  Check  the  Appropriate Box  if  a  Member  of  a Group*
               a.   [  ]      b.  [XX]



           3.  SEC Use Only


           4.  Source of Funds*


           5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
               N/A


           6.  Citizenship or Place of Organization

               U.S.A.


   Number of                   7.  Sole Voting Power 0
Shares Beneficially
    Owned by                   8.  Shared Voting Power --
 Each Reporting
  Person With                  9.  Sole Dispositive Power 0

                              10.  Shared Dispositive Power --



          11.  Aggregate  Amount   Beneficially  Owned  by  Each   Reporting
               Person

               0

          12.  Check Box if the Aggregate Amount  in Row (11) Excludes Certain
               Shares*   [ ]



          13.  Percent of Class Represented by Amount in Row (11)

               0

          14.  Type of Reporting Person*

               IN


                     * SEE INSTRUCTIONS BEFORE FILLING OUT!
               INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO
              ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND
                           THE SIGNATURE ATTESTATION.

CUSIP No. 221234206                                  Page 5  of  9  Pages



           1.  Name of Reporting Person
               S.S. or  I.R.S. Identification No.  of Above  Person

               Mark S. Weinstein
               ###-##-####

           2.  Check  the  Appropriate Box  if  a  Member  of  a Group*
               a.   [  ]      b.  [X]



           3.  SEC Use Only


           4.  Source of Funds*


           5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
               N/A


           6.  Citizenship or Place of Organization

               U.S.A.


   Number of                   7.  Sole Voting Power 0
Shares Beneficially
    Owned by                   8.  Shared Voting Power --
 Each Reporting
  Person With                  9.  Sole Dispositive Power 0

                              10.  Shared Dispositive Power --



          11.  Aggregate  Amount   Beneficially  Owned  by  Each   Reporting
               Person

               0

          12.  Check Box if the Aggregate Amount  in Row (11) Excludes Certain
               Shares*   [ ]



          13.  Percent of Class Represented by Amount in Row (11)

               0

          14.  Type of Reporting Person*

               IN


                     * SEE INSTRUCTIONS BEFORE FILLING OUT!
               INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO
              ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND
                           THE SIGNATURE ATTESTATION.

         This amendment No. 5 (the "Amendment") amends Items 5 and 7 of the
Schedule 13D filed by Anita J. Weinstein, Mark S. Weinstein, Michele S. Weinstein and Susan K. Magenheim on February 4, 1991, as subsequently amended by Amendment No. 1 filed on July 9, 1991, Amendment No. 2 filed on March 31, 1992, Amendment No. 3 filed on November 20, 1995, and Amendment No. 4 filed on October 8, 1996.


Item 1.           Security and Issuer

         This Amendment relates to the Class B Common Stock, par value $0.01 per share, of The Cosmetic Center, Inc., a Delaware corporation (the "Company"). The Company's principal executive offices are located at 8839 Greenwood Place, Savage, Maryland 20763.

Item 5.           Interest in Securities of Issuer

         On April 25, 1997, pursuant to the Agreement and Plan of Merger among the Company, Revlon Consumer Products Corporation ("Revlon"), and Prestige Fragrance & Cosmetics, Inc. ("PFC") dated as of November 27, 1996 and amended as of February 20, 1997 and March 20, 1997 (the "Merger Agreement"), the Company consummated the previously announced merger of PFC, a wholly owned subsidiary of Revlon, with and into the Company (the "Merger"), with the Company surviving the Merger. Pursuant to the Merger, the Company's stockholders were entitled to receive for each share of the Company's Class A Common Stock or Class B Common Stock either (i) one share of newly issued Class C Common Stock or (ii) at each stockholder's election, and subject to the limitation discussed below, $7.63 in cash (the "Cash Election"). Holders of options to purchase the Company's Class A Common Stock or Class B Common Stock with an exercise price of less than $7.63 were entitled to elect to receive for each such option they held either (i) an equivalent option to purchase Class C Common Stock or (ii) at each such optionholder's election, and subject to the limitation discussed below, cash equal to the difference between $7.63 and the exercise price per share of such options. The right of stockholders and optionholders to receive cash was limited to an aggregate of 2,829,065 shares and options for shares. Holders of 3,688,440 shares in the aggregate of the Company's Class A Common Stock and Class B Common Stock and 86,500 options exercised the Cash Election. After proration, 2,764,116 shares in the aggregate of Class A Common Stock and Class B Common Stock were accepted for Cash Election.

         The filing persons and their family members made a Cash Election in connection with all of their shares of Class A Common Stock and Class B Common Stock and 61,000 of their 142,400 options to purchase Class A Common Stock. While the filing persons and their family members, in the aggregate, received the same proportion of shares of Class C Common Stock and cash as any other stockholder who made a Cash Election, the filing persons allocated the dispositions of Class A Common Stock and Class B Common Stock among themselves as follows:


                                    Shares Owned               Shares Disposed of         Shares and Cash Received on
           Name                     April 24, 1997               April 25, 1997                   Disposition
========================== ===============================  ======================== =====================================
                               Class A         Class B      Class A and Class B           Class C             Cash
-------------------------- ================ ==============  ======================== ================= ===================
Anita J. Weinstein            49,544(1)      605,995              655,539(1)                -0-(7)           $5,001,763
Mark S. Weinstein            114,483(2)      113,624(3)           228,107(2)(3)         195,007(8)              252,553(9)
Susan K. Magenheim            61,450(4)       86,843(5)           148,293(4)(5)         118,593(10)             226,611(11)
Michele S. Weinstein           2,036           6,888                8,924                 3,924                  38,150
Weinstein Family
Limited Partnership          473,728(6)         -0-               473,728                62,033               3,141,232
TOTAL                        701,241         813,350            1,514,591               379,557              $8,660,309

 (1) Excludes shares of Class A Common Stock held by the Weinstein Family Limited Partnership. See Note 6.

 (2) Includes 26,260 shares of Class A Common Stock held by him in trust for his nephews and niece, over which shares he disclaims any beneficial interest. Excludes shares of Class A Common Stock held by the Weinstein Family Limited Partnership. See Note 6.

 (3) Includes 17,722 shares of Class B Common Stock held by him in trust for his nephews and niece, over which shares he disclaims any beneficial interest.

 (4) Includes 2,424 shares of Class A Common Stock owned by her husband, and 37,453 shares of Class A Common Stock held by her in trust for her nephew and niece, over which shares she disclaims any beneficial interest. Excludes shares of Class A Common Stock held by the Weinstein Family Limited Partnership. See Note 6.

 (5) Includes 29,085 shares of Class B Common Stock held by her in trust for her nephew and niece, over which shares she disclaims any beneficial interest.

 (6) Anita J. Weinstein, Mark S. Weinstein, and Susan K. Magenheim hold a 38.50%, 30.75%, and 30.75% partnership interest, respectively, in the Weinstein Family Limited Partnership.

 (7) Excludes Shares of Class C Common Stock held by the Weinstein Family Limited Partnership. See Note 6.

 (8) Includes 30,882 shares of Class C Common Stock held by him in trust for his nephews and niece, over which shares he disclaims any beneficial interest. Excludes shares of Class C Common Stock owned by the Weinstein Family Limited Partnership. See Note 6.

 (9) Includes $99,953 held by him in trust for his nephews and niece, over which sum he disclaims any beneficial interest.

(10) Includes 2,424 shares of Class C Common Stock owned by her husband and 46,838 shares of Class C Common Stock held by her in trust for her nephew and niece, over which shares she disclaims any beneficial interest. Excludes shares of Class C Common Stock owned by the Weinstein Family Limited Partnership. See Note 6.

(11) Includes $150,311 held by her in trust for her nephew and niece, over which sum she disclaims any beneficial interest.

         As of April 25, 1997, the filing persons ceased to be the beneficial owners of more than 5% of the shares of Class B Common Stock and own less than 5% of the shares of Class C Common Stock.


Item 7.           Materials to be Filed as Exhibits.

         A.       Agreement as to Joint Filing of this Amendment


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment to Schedule 13D is true, complete and correct.


Dated:  May 23, 1997          /s/ Anita J. Weinstein
                             ------------------------------------
                              Anita J. Weinstein


                              /s/ Mark S. Weinstein
                             ------------------------------------
                              Mark S. Weinstein


                             /s/ Michele S. Weinstein
                             ------------------------------------
                              Michele S. Weinstein


                             /s/ Susan K. Magenheim
                             ------------------------------------
                              Susan K. Magenheim

                                   EXHIBIT A


                             JOINT FILING AGREEMENT


         The undersigned hereby agree that the attached Amendment to Schedule 13D is filed on behalf of each of us.


Dated:  May 23, 1997
                             /s/ Anita J. Weinstein
                             ------------------------------------
                              Anita J. Weinstein



                              /s/ Mark S. Weinstein
                             ------------------------------------
                              Mark S. Weinstein



                             /s/ Michele S. Weinstein
                             ------------------------------------
                              Michele S. Weinstein



                             /s/ Susan K. Magenheim
                             ------------------------------------
                              Susan K. Magenheim